ALFRED V. GRECO, PLLC
199 Main Street Suite 706
White Plains, NY 10601
Tel: 914-682-3030
Fax: 914-682-3035
Email: agreco@avglegal.com

Securities and Exchange Commission
Washington, D.C 20549
Attention: Timothy Buchmiller
Division of Corporation Finance
Mail Stop 3030

Re:	Bovie Medical Corporation Form 10K for Fiscal Year Ended December 31, 2008 Filed on March 16, 2009 File No. 1-31885

Gentlemen:

The undersigned is SEC counsel for Bovie Medical Corporation and this letter is in response to the staff’s letter dated August 25, 2009 (“Staff Letter”) regarding the above referred filing.

The following responsive paragraph numbers respond to the comments listed in the similarly numbered paragraphs in the Staff Letter.

Suture Removal Device, Page 5

1.	We have noted the Staff’s comments and will address and comply with same in all applicable future filings.
2.
We have noted the staff’s comments and will comply in all future applicable filings.  The foregoing notwithstanding, we have reorganized our disclosure in our amendment Form 10K/A to address the disclosures required by Item 1 of Form 10K in our amended filing.

Item 1A. Risk Factors, Page 5

3.	We have complied with the staff’s comments and have revised and enumerated the titles and details to each risk factor in our Form 10K/A amendment under Item 1-A of Form 10-K.

Item 4. Submission of Matters to a Vote of Security Holders, Page 10

4.	We have noted the staff’s comment and will address same in all applicable future filings with a full disclosure of information required by Item 4 of Form 10-K.

Item 5. Market for Registrant’s Common Equity and Related Stockholder Matters page 11.

5.	We have noted the staff’s comments and in all applicable future filings we shall comply therewith and fully disclose all required information required by Item 701 of Regulation S-K.

2008 Compared with 2007, page 16

6.
We have noted the staff’s comments and in all applicable future filings we shall comply therewith and discuss and analyze the primary factors driving significant changes in the line items being compared period over period.

Liquidity and Capital Resources, page 19

7.	We have noted the staff’s comments and in all applicable future filings we shall comply and discuss the trends driving our sales, business, and cash requirements relating to our inventory.

Item 8. Financial Statements and Supplementary Data, page 24

Note 13. Gain from Contract Settlement, page F-21

Please tell us the nature of the Settlement and the Related Accounting Treatment. Clarify the basis in GAAP for recognizing the entire gain in fiscal 2008, and explain why this should not be recorded over the term of the new license agreement.

8.
Effective  October 6, 2006 we entered into a Distribution Agreement (the “Original Agreement”)  with Boston Scientific Corporation (“Boston Scientific”) to design and manufacture a product line of sintered steel medical devices for them. This agreement  required Boston Scientific to purchase a minimum amount of manufactured product from us exclusively after development and  also provided for us  to be reimbursed for the development costs which we  previously  matched  to the periods in which the costs were incurred. During the course of the development phase, Boston Scientific gave notice to us that they were dissolving their Oncology department through which this product was to be marketed and distributed and therefore requested to settle and cancel the Original Agreement.  Through our settlement negotiations, effective April 29, 2008, we entered into a Termination, Purchase and License Agreement (the “New Agreement”) which resulted in Boston Scientific transferring  all of the sintered steel technology patents and related assets to us. We also granted Boston Scientific a license to use the patents for product lines outside of our intended markets through  January 1, 2016 (on such date,  this  limitation ceases, however we still maintain ownership of the intellectual property).

Shortly after execution and completion of the New Agreement , we recorded the newly acquired assets at their estimated fair market value of  approximately  $1,495,000 and recorded an offsetting gain from contract settlement.  Our basis for recognizing the entire gain in fiscal 2008 resides from the following:

Statement of Financial Accounting Concepts No. 5 “Recognition and Measurement in Financial Statements of Business Enterprises”.

Upon execution of the New Agreement and the completed delivery to us of the assets, the “earnings process” was considered complete because of the following:

•	The license granted to Boston Scientific in the New Agreement was incidental to the transaction (as we never intended to serve those markets) and

•	We have no further remaining obligations, which according to SFAC No. 5 paragraph 83, is a key condition in determining revenue recognition. In fact in SFAC No. 5 paragraph 84 (f), it further states

“If product, services, or other assets are exchanged for nonmonetary assets that are not readily convertible into cash, revenues or gains or losses may be recognized on the basis that they have been earned and the transaction is completed. Gains or losses may also be recognized if nonmonetary assets are received or distributed in nonreciprocal transactions. Recognition in both kinds of transactions depends on the provision that the fair values involved can be determined within reasonable limits.”

Accounting Principles Board Statement No. 29 “Accounting for Nonmonetary Transactions” as amended by SAS No. 153 “Exchanges of Nonmonetary Assets”

This standard indicates that a “nonmonetary transaction should be recorded based on the fair values of the assets or services involved and any gain or loss should be recognized”.  Certain exceptions exist for exchanges that facilitate sales to customers (not applicable) or transactions that lack commercial substance (not applicable as our future cash flows are excepted to change significantly as a result of the exchange).

Tell us why you have included the gain in other income (expense) rather than in income from operations.

It is our understanding that APB 30 specifies that transactions that are either unusual or infrequent, but not both (and therefore do not meet the criteria for extraordinary items) should be presented in the income statement as separate elements of income from continuing operations.  Since we believe this transaction met these criteria (the result of this transaction was that we received an asset of significant value for little or no cost, which we would not expect to recur) and because we did not wish to mislead investors into thinking this type of income would recur, we concluded the gain should be presented in other income. While we understand this may be somewhat confusing because we do not have a caption “income from continuing operations” we believe this gain is included in such category (since we did not have discontinued operations).

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 36.

9.	We have noted the staff’s comments and will comply therewith in all future applicable filings and make certain to provide the disclosure required by item 201(d) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 38.

10.	We have noted the staff’s comments and will comply therewith in all future applicable filings and make certain to provide the disclosure required by item 404(b) of Regulation S-K.

Signatures, page 40

11.	We have noted the staff’s comments and complied. We have revised the filing to correct the typographical error and inserted the correct year date in our amendment Form 10K/A filing.

12.	We have noted the staff’s comments and have complied therewith in our amendment, Form 10K/A filing.

Exhibit Index, page F-26

13.	We have noted the staff’s comments and shall comply therewith by including them in our Exhibit Index and filing of our Form 10K/A as required by Item 15 of Regulation S-K.

14.
We believe that the agreements referred to in the Staff’s Letter should have been filed and the Company was remiss due in great part to failure of communication and logistics.  We have taken steps whereby all agreements involving local and other counsel representing Bovie, that such counsel must contemporaneously provide copies of all executed agreements to SEC counsel for review and filing, if appropriate. We have added and filed the following agreements to the exhibit index in our amendment, Form 10K/A filing:

•	Distribution Agreement between Bovie Medical Corporation and Boston Scientific dated October 6, 2006, Exhibit 10.12.
•	First Amendment to Distribution Agreement between Boston Scientific Corporation and Bovie Medical Corporation August 23, 2007. Exhibit 10.13.
•	Termination Purchase and License Agreement between Boston Scientific Corporation and Bovie Medical Corporation dated April 29, 2007. Exhibit 10.14.
•	Asset Purchase Agreement dated as of October 2, 2006 between Bovie Medical Corporation and Lican Developments, Ltd. Exhibit 10.15.
•	First Amendment to Manufacturing and Development Agreement dated August 24, 2007 between Bovie Medical Corporation and Arthrex, Inc. Exhibit 10.16.
•	Original Equipment Manufacturer Agreement between Arthrex, Inc. and Bovie Medical Corp. dated as of June, 2002. Exhibit 10.2.
•	First Amendment to OEM Agreement between Arthrex, Inc. and Bovie Medical Corp. dated as of July, 2007. Exhibit 10.17.
•	Amended Employment Agreement dated January 15, 2006 between Bovie Medical Corporation and Andrew Makrides. Exhibit 10.18.
•	Amended Employment Agreement dated January 15, 2006 between J. Robert Saron and Bovie Medical Corporation. Exhibit 10.19.
•	Amended Employment Agreement dated January 15, 2006 between Moshe Citronowicz and Bovie Medical Corporation. Exhibit 10.20.
•	Employment Agreement dated June 18, 2007 between Bovie Medical Corporation and Gary Pickett. Exhibit 10.21.
•	Employment Agreement dated October 2, 2006 between Steve Livneh and Bovie Medical Corporation. Exhibit 10.22.
•	Amendment to Intellectual Property Assignment Agreement dated June 22, 2006. Exhibit 10.23.

15.
We had previously filed this agreement with the Amex and always believed it was also filed with the SEC.  However, on reviewing our records and those of Bovie we are unable to pinpoint if, when, or where such filing was in fact made with the SEC.  Accordingly we have included it in our current Form 10K/A filing.

Form 10-Q for the quarter ended March 31, 2009; and Form 10-Q for the quarter ended June 30, 2009.

16.	We have noted the staff’s comments and will comply in all future filings wherein the certifications shall conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

The failure to previously file the exhibits was unintentional, however the agreements and facts surrounding the agreements were always otherwise disclosed. Some agreements are in the ordinary course of business and are such that upon execution, the co-contracting party is not obligated to place purchase orders.  Accordingly, such agreements were not then deemed significant at the time. There has never been an intentional omission to make adequate and complete disclosure.  We have taken the necessary steps requiring that local counsel in Florida and SEC counsel in New York are in communication with respect to each and every agreement entered into by the Company at the time of negotiation and execution thereof.  Copies of all executed agreements shall be provided to SEC counsel in New York for determination of whether the agreement requires filing and/or current public disclosure.   We are faxing and mailing the acknowledgment by the Company of responsibilities regarding disclosure as requested by the staff.

Very truly yours,
ALFRED V. GRECO, PLLC

By:	/S/ Alfred V. Greco
Alfred. V. Greco